No. 0050

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2003

Professional Staff plc
Buckland House
Waterside Drive
Langley Business Park
Slough SL3 6EZ
England

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ X ]	Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [ X ]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-___________)

Enclosures:
Professional Staff plc — Announcement of recommended proposals for the acquisition of all the issued share capital of Professional Staff plc

Recommended proposals for the acquisition of all the issued share capital of Professional Staff
APPENDIX I
CONDITIONS OF THE SCHEME
Appendix II
Definitions
SIGNATURE

Ohsea Holdings Limited (“Ohsea”)

and

Professional Staff plc (“Professional Staff”) (Nasdaq: PSTF)

Recommended proposals for the acquisition of all the issued share capital of Professional Staff

Introduction

The boards of both Professional Staff and Ohsea today announce the terms of recommended proposals to be put to the shareholders of Professional Staff which will involve the acquisition of Professional Staff by Ohsea. This will be effected by way of a scheme of arrangement (the “Scheme”) under section 425 of the Act and will involve the acquisition by Ohsea of all the issued and to be issued share capital of Professional Staff not already owned by Ohsea or by its parent company, CS Services Limited (“CS Services”).

Information on Ohsea

Ohsea is a new holding company established for the purpose of implementing the Scheme and is controlled by Lord Ashcroft, KCMG. CS Services is currently interested in 18.5 per cent. of the share capital of Professional Staff and Ohsea holds one share in Professional Staff. The Professional Staff Shares in which CS Services is interested will be exchanged for Ohsea Shares. Ohsea was incorporated on 24th July, 2002 and, to date, has not traded.

Certain of the directors of Professional Staff, being Andrew Dixey (Group Chief Executive) and Benjamin Blackden (Non-Executive Chairman) (“Management”) will also exchange certain of their Professional Staff Shares for Ohsea Shares. These arrangements are described in more detail below.

Terms of the Scheme

Under the Scheme all the issued ordinary shares of 2p each in Professional Staff (other than those held by CS Services, Ohsea, or Andrew Dixey and certain of the Professional Staff Shares owned or controlled by Ben Blackden) (“Scheme Shares”) and the Professional Staff ADSs will be acquired by Ohsea for cash on the following basis:

for each Scheme Share for each Professional Staff ADS	$2.10 in cash $2.10 in cash less the fees and expenses of the Depositary of $0.03 in respect of each Professional Staff ADS held (i.e. $2.07)

101,500 Professional Staff Shares owned or controlled by Ben Blackden, (being 12.7 per cent. of all of the Professional Staff Shares owned or controlled by him) will also be acquired by Ohsea for cash under the Scheme and will not be exchanged for Ohsea Shares. This is described in more detail below.

At the close of business on 14th April, 2003 (the latest practicable date prior to this announcement) the closing price (being the last transaction price) for Professional Staff ADSs on Nasdaq was $1.60. On that basis, the Scheme represents a premium of 31.25 per cent to the closing price of Professional Staff Shares (represented by Professional Staff ADSs). At the close of business on 14th April, 2003 (the latest practicable date prior to this announcement) the closing middle market quotation for Professional Staff ADSs on Nasdaq was $1.675. On that basis, the Scheme represents a premium of 25.37 per cent to the closing price of Professional Staff Shares (represented by Professional Staff ADSs).

Information on Professional Staff

Professional Staff is a specialised staffing services company based mainly in the United Kingdom and the United States, providing temporary and permanent placement services to the communications technology, science and interim management sectors.

For the year ended 31st March, 2002 Professional Staff reported a pre-tax loss of £12.4 million (2001: £1.9 million profit) on turnover of £116.1 million (2001: £146.7 million). As at that date, total shareholders’ equity was £38.3 million.

Professional Staff reported interim results for the nine months ended 31st December, 2002 of a pre-tax profit of £0.1 million (2001: pre-tax loss of £2.0 million) on turnover of £70.0 million (2001: £92.1 million).

The Pre-Statement of Estimated Results Announcement which was released by Professional Staff yesterday contains an unaudited pre-statement of estimated results for the fiscal 2003 fourth quarter ended 31st March, 2003 and for the financial year ended 31st March, 2003.

Professional Staff prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States.

Arrangements with Management

The continuing involvement of Ben Blackden and Andrew Dixey in the development of the Enlarged Group has been a key factor in Ohsea’s decision to acquire Professional Staff.

Under the terms of the Share Exchange Agreement, Andrew Dixey will exchange the Professional Staff Shares held by him, being 69,000 Professional Staff Shares, for 69,000 Ohsea Shares. Ben Blackden will exchange 700,000 Professional Staff Shares (being 87.3 per cent. of all the Professional Staff Shares owned or controlled by him) for 700,000 Ohsea Shares.

In addition, the remainder of the Professional Staff Shares owned or controlled by Benjamin Blackden (being 101,500 Professional Staff Shares) will be acquired for cash by Ohsea under the Scheme and Mr Blackden will receive a cash payment of $213,150 ($2.10 per Professional Staff Share).

CS Services will hold 67.8 per cent. of the Ohsea Shares following the Scheme becoming effective with Ben Blackden holding 29.3 per cent and Andrew Dixey holding 2.9 per cent. In addition Andrew Dixey will hold certain deferred shares in Ohsea which would give him additional rights on the occurrence of certain events, including a sale of the Enlarged Group.

Under Rule 16 of the City Code, an ordinary resolution will be put to independent Professional Staff Shareholders at the Extraordinary General Meeting in order to approve these arrangements.

Nabarro Wells has confirmed that it considers the terms of the arrangements between Ohsea and Management to be fair and reasonable in the context of the Proposals so far as the other Professional Staff Shareholders are concerned and will recommend that the independent Professional Staff Shareholders vote in favour of this resolution.

Independent Directors

In view of Management’s arrangements with Ohsea, the Board has appointed a committee of independent directors comprising Jerry Benjamin and John Maynard (the “Independent Directors”) to consider the Proposals. This committee does not include Tom Unterberg as he is a principal of C.E. Unterberg, Towbin, a firm which has been retained to render an opinion to the independent committee as to the fairness, from a financial point of view, of consideration to be received by holders of Professional Staff ADSs.

Details of the Scheme

The Scheme will require approval by Professional Staff Shareholders (other than CS Services, Ohsea, Management and their immediate families and related trusts) at a court meeting (the “Court Meeting”) and the subsequent sanction of the High Court in England and Wales (the “Court”). In addition, approval by Professional Staff Shareholders will be required of the Scheme, the arrangements with Management (on which resolution, CS Services, Ohsea, Management and their immediate families and related trusts have undertaken not to vote), an associated reduction in capital and the amendment of Professional Staff’s articles of association at an extraordinary general meeting (the “Extraordinary General Meeting”).

The Court Meeting

The Court Meeting will be convened by order of the Court for the purposes of considering and, if thought fit, approving the Scheme (with or without modification).

At the Court Meeting, voting will be on a poll. The resolution will be passed if a majority in number representing not less than three-fourths in value of the relevant shares represented by those present and voting, either in person or by proxy, votes in favour of the Scheme.

For the purposes of the Scheme, the Professional Staff Shares held by Ohsea and CS Services, (representing approximately 18.5 per cent. of the issued ordinary shares in Professional Staff), and the Professional Staff Shares held by Management and their immediate families and related trusts (representing approximately 9.9 per cent. of the issued ordinary shares in Professional Staff) will be treated as a separate class and will not be voted at the relevant Court Meeting.

Upon the Scheme becoming effective, it will be binding on all holders of Professional Staff Shares, irrespective of whether they attend or vote at the Court Meeting. Each of CS Services, Ohsea, Management and certain members of their immediate families and related trusts have irrevocably undertaken to be bound by the Scheme.

The Extraordinary General Meeting

The Extraordinary General Meeting (at which all shareholders will be entitled to attend and vote other than in respect of the arrangements with Management) will be convened for the purpose of considering and, if thought fit, passing resolutions to approve the Scheme, the arrangements with Management, an associated reduction in capital and an amendment of Professional Staff’s articles of association. This amendment will provide that any shares issued on the exercise of share options or otherwise are either bound by the Scheme, if they are issued after the Court Meeting and before the close of business on the business day before the date on which the Court confirms the capital reduction involved in the Scheme or will be immediately exchanged for cash and transferred to Ohsea on the same terms as provided for in the Scheme, if they are issued after the close of business on the business day before the date on which the Court confirms the capital reduction involved in the Scheme.

Voting on the arrangements with Management will be on a poll as required by Rule 16 of the City Code. Each of CS Services, Ohsea, Management and their immediate families and related trusts have undertaken that they will not vote on that resolution.

Holders of Professional Staff ADSs

Holders of Professional Staff ADSs may instruct the Bank of New York, as Depositary, how to vote the Professional Staff Shares underlying their Professional Staff ADSs at the Court Meeting and/or Extraordinary Meeting by completing a Voting Instruction Card which will be sent to holders of ADSs with the Scheme documents and the document required to be sent to holders of ADSs by the US Securities and Exchange Commission.

Holders of Professional Staff ADSs may only vote in person at the Court Meeting and/or the Extraordinary General Meeting if they become a registered holder of Professional Staff Shares by arranging for the surrender of their Professional Staff ADSs in accordance with the terms and conditions of the Deposit Agreement.

Each of CS Services, Ohsea and Management (and their immediate families and related trusts) have surrendered the Professional Staff ADSs owned or controlled by them and are now holders of Professional Staff Shares.

Inducement Fee

As an inducement to Ohsea to pursue the Proposals, Professional Staff, in accordance with advice from Nabarro Wells as independent financial adviser, has agreed to pay to Ohsea an amount equal to the lesser of US$240,000 and 1 per cent. of the value of Professional Staff (calculated by reference to the offer price of $2.10 per Professional Staff Share) in the event that the Scheme is withdrawn or fails to become effective for whatever reason and prior to such withdrawal or failure (i) a competing offer at or above $2.10 per share is made and becomes unconditional in all respects; or (ii) the Independent Directors withdraw or modify in a manner adverse to the Scheme their recommendation. or (iii) the directors of Professional Staff fail to take certain actions to ensure that the Scheme is proposed to holders of Scheme Shares; or (iv) the directors of Professional Staff fail to both withdraw the Scheme at Ohsea’s request and to recommend a takeover bid by Ohsea for Professional Staff on no less favourable terms. Nabarro Wells have confirmed to the Panel that they consider the inducement fee agreement to be in the best interests of Professional Staff Shareholders.

Background to and reasons for the proposals

In January 1999, the Board began exploring strategic alternatives for enhancing shareholder value. This resulted in an offer being made in July 2000 by First Saddle Limited (a company in which certain of the then directors of Professional Staff were investors) to purchase for cash all of the Professional Staff Shares and Professional Staff ADSs. This offer lapsed.

Following the lapsing of this offer, the staffing sector served by Professional Staff which included the telecommunications sector which itself suffered a downturn, became extremely weak. This caused

Professional Staff to fail to meet market expectations in a number of quarters in the financial years ended 31st March, 2001, 2002 and 2003.

The Board considered a range of strategic alternatives, including a sale of all or part of Professional Staff, a merger with one or more companies or maintaining the current listed status of Professional Staff. As trading continued to decline and conditions remained difficult (particularly in the telecommunications sector), the Board concluded that shareholder value would not be best served by maintaining the current listed status of the Company (particularly in view of the costs associated with maintaining a Nasdaq listing) and that difficulties being experienced in the staffing sector as a whole made a trade sale or merger an unattractive option at prevailing values.

During the course of these discussions, a dialogue was established between Management and representatives of Lord Ashcroft KCMG, the principal shareholder in Professional Staff, which resulted in the Proposals.

Management and employees

The existing employment rights, including pension rights, of the management and employees of Professional Staff will be fully safeguarded.

Financing

It is intended that the acquisition of Professional Staff will be financed by Ohsea out of a bank facility provided by GMAC Commercial Finance plc. It is intended that, should the Scheme become effective, any amounts which are outstanding under this facility will be refinanced partly by a refinancing bank facility with GMAC Commercial Finance plc and partly from the cash resources of the Professional Staff Group.

It is proposed that the refinancing bank facility will incorporate a multi-currency receivables financing facility to be made available to the Enlarged Group to fund, first, the repayment by Ohsea of any amounts outstanding under the acquisition facility (or otherwise to fund the acquisition) and, second, to refinance existing facilities of the Professional Staff Group and to meet the working capital and medium term financing requirements of the Enlarged Group.

Subject to the Scheme becoming effective, it is intended to follow the financial assistance whitewash procedures set out in sections 155-158 of the Act in order that (i) the Professional Staff Group can give security to secure the financing arrangements constituted by the refinancing bank facility; and (ii) to permit the Professional Staff Group to provide funds to Ohsea to repay the acquisition facility and enter into the refinancing bank facility.

Share Option Plans

All Professional Staff Shares issued prior to the close of business on the business day before the Court confirms the reduction in capital involved in the Scheme will be subject to the terms of the Scheme. The Scheme will not extend to Professional Staff Shares issued after that date. As stated above, it is proposed to amend Professional Staff’s articles of association so as to provide that any Professional Staff Shares issued as a result of the exercise of share options after the close of business on the business day before the date on which the Court confirms the reduction in capital involved in the Scheme will be immediately exchanged for cash and transferred to Ohsea on the same terms as provided for in the Scheme.

Appropriate proposals will be put to optionholders under the Share Option Plans.

Recommendation and irrevocable undertakings

The Independent Directors of Professional Staff intend unanimously to recommend that shareholders support the Proposals by voting in favour of the resolutions to be proposed at the meetings referred to above.

The Independent Directors have irrevocably undertaken to vote (or to procure that members of their immediate families or related trusts vote) in favour of the Proposals in respect of their aggregate holdings of 2,000 Professional Staff Shares, representing approximately 0.03 per cent. of the shares eligible to vote at the Court Meeting and approximately 0.02 per cent. of the shares eligible to vote at the Extraordinary General Meeting (other than on the resolution to approve arrangements with Management) and 0.03 per cent. of the shares eligible to vote on the resolution to approve the arrangements with Management.

Each of CS Services, Ohsea, Management and certain members of their immediate families and related trusts have irrevocably undertaken to be bound by the Scheme and to vote in favour of the resolutions to be proposed at the Extraordinary General Meeting (representing approximately 28.4 per cent. of the shares eligible to vote at the Extraordinary General Meeting), excluding the resolution to approve arrangements with Management which they are prevented from voting on by Rule 16 of the City Code and in respect of which they have undertaken not to vote.

Ed Shea, has irrevocably undertaken to instruct the Depositary to vote in favour of the Proposals in respect of his holding of 942,500 Professional Staff ADSs, representing approximately 15 per cent. of the shares eligible to vote at the Court Meeting, approximately 10.7 per cent. of the shares eligible to vote at the Extraordinary General Meeting (other than on the resolution to approve arrangements with Management) and approximately 15 per cent. of the shares eligible to vote on the resolution to approve the arrangements with Management.

Expected timetable

Documents setting out further details of the Scheme will be despatched to Professional Staff Shareholders as soon as practicable, expected to be in early May. These will include a notice convening the Court Meeting and the Extraordinary General Meeting. It is expected that the Scheme will become effective in or about June 2003. Unless it has become effective by 13th October, 2003 (or any later date which Ohsea and Professional Staff may agree and the Court may allow) the Scheme shall not become effective.

Rule 8.3 of the City Code

Rule 8.3 requires any person, who owns or controls (directly or indirectly) 1 per cent. or more of any class of relevant securities of an offeror or of the target or who, as a result of any transaction, will so own or control 1 per cent. or more, to disclose dealings in relevant securities of that class during an offer period to an RIS and the Panel by 12 noon on the following business day. Disclosure must normally follow the format of the specimen form published by the Panel and a copy must be faxed or e-mailed to the Panel.

Where two or more persons act pursuant to an agreement or understanding, whether formal or informal, to acquire or control relevant securities, they will be deemed to be a single person for the purpose of Rule 8.3.

Special provisions apply to recognised market-makers acting in that capacity and to persons who manage investment accounts on a discretionary basis.

Holders of Professional Staff Shares and Professional Staff ADSs to whom this rule may apply are advised to seek further advice from an appropriate adviser.

General

The conditions of the Scheme are set out in Appendix I of this announcement.

Appendix II contains definitions of certain terms used in this announcement.

Enquiries:

Angela Entwistle (020) 7248 6700
(for Ohsea Holdings Limited and CS Services Limited)

Betsy Brod/Jonathan Schaffer
Brod Group LLC
(001) 212 750 5800
(for Professional Staff plc)

Dated 15th April, 2003

WestLB Panmure Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Ohsea and no-one else in connection with the Scheme and will not be responsible to anyone other than Ohsea for providing the protections afforded to customers of WestLB Panmure Limited or for giving advice in relation to the Scheme.

Nabarro Wells & Co. Limited, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Professional Staff and no one else in connection with the Scheme and will not be responsible to anyone other than Professional Staff for providing the protections afforded to customers of Nabarro Wells & Co. Limited or for giving advice in relation to the Scheme.

APPENDIX I

CONDITIONS OF THE SCHEME

The Scheme will become effective and binding if each of the following conditions is fulfilled or, where capable of waiver, waived:

1.	the Scheme being approved by a majority in number, representing at least three-fourths in value of the Scheme Shares held by those Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting (or at any adjournment of that meeting);

2.	the passing at the Extraordinary General Meeting (or at any adjournment of that meeting) of the resolutions to approve the Scheme, the special arrangements with Management, the reduction in capital and the amendment of Professional Staff’s articles of association in the manner indicated in the Press Announcement;

3.	the Scheme being sanctioned and the associated reduction of capital being confirmed by the Court and an office copy of the Court order being delivered to and registered by the Registrar of Companies no later than 13th October, 2003 or such later date as Professional Staff, Ohsea and the Court may agree;

4.	no government or governmental, quasi-governmental, supranational, statutory or regulatory body or association or agency (including any trade agency, or any court or other body or person in any jurisdiction (a “Third Party”) having instituted or threatened any action, proceedings, suit, investigation or enquiry or enacted, made or proposed, and there not continuing to be outstanding, any statute, regulation, order or decision that would or might:

(a)	make the Scheme or the acquisition by Ohsea of shares, or control of, Professional Staff void, illegal or unenforceable, directly or indirectly restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional material conditions or material obligations with respect to the Scheme or such acquisition;

(b)	require, prevent or delay the divestiture by the Professional Staff Group or by Ohsea or by any member of the Enlarged Group of all or any material part of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct their respective businesses or own their respective assets or properties;

(c)	impose any limitation on the ability of any member of the Enlarged Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Professional Staff Group or on the ability of any member of the Professional Staff Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares in any other member of the Professional Staff Group; or

(d)	otherwise materially and adversely affect the business, profits or prospects of the Enlarged Group taken as a whole,

and all applicable waiting or other periods during which any such Third Party could institute, implement or threaten any such action, proceedings, suit, investigation or enquiry having expired, lapsed or been terminated;

5.	all necessary filings having been made and all appropriate waiting periods under any applicable legislation or regulations of any jurisdiction having expired, lapsed or been terminated, in each case in respect of the Scheme and the acquisition of any shares in, or control of, Professional Staff by Ohsea and all authorisations, orders, recognitions, grants, consents, confirmations, licences, clearances, permissions and approvals (“consents”) necessary or appropriate in any jurisdiction for or in respect of the Scheme (or the fulfilment of any conditions of the Scheme) and the proposed acquisition of Professional Staff by Ohsea, being obtained in terms and in a form satisfactory to Ohsea from the appropriate Third Parties or from any persons or bodies with whom any member of the Professional Staff Group or the Enlarged Group has entered into contractual arrangements and such consents together with all consents necessary for any member of the Enlarged Group to carry on its business, remaining in full force and effect and there being no indication of any intention to revoke, restrict, vary or not to renew any of them and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

6.	there being no provision of any arrangement, agreement, licence or other instrument to which any member of the Professional Staff Group is a party or by or to which any such member or any of its assets is or are or may be bound or be subject which would or may, as a consequence of the implementation of the Scheme result (to an extent which is material in the context of the Professional Staff Group taken as a whole) in:

(a)	any indebtedness (actual or contingent) of any such member being or becoming capable of being, repayable immediately prior to its stated maturity or earlier than the stated repayment date or the ability of such member or person to incur any indebtedness being withdrawn or inhibited;

(b)	any such arrangement, agreement, licence or instrument being terminated or materially and adversely modified or any material action being taken or onerous obligation arising under it;

(c)	any assets of any such member being disposed of or charged, or any right arising under which any such asset could be required to be disposed of or charged, otherwise than in the ordinary course of business; or

(d)	the financial or trading position or prospects of any such member being materially and adversely affected;

(e)	the interests or business of any such member in or with any other person, firm or company (or any arrangements relating to such interest or business) being terminated or materially and adversely affected or varied; or

(f)	the creation or enforcement of any mortgage, charge or other security over the whole or any part of the business, property or assets of any such member;

except as disclosed in writing to Ohsea prior to 15th April 2003.

7.	except as disclosed in writing to Ohsea prior to 15th April, 2003 or as disclosed in the Annual Report and Accounts of Professional Staff for the year ended 31st March, 2002 or as publicly announced to Nasdaq by or on behalf of Professional Staff prior to 15th April, 2003, or as disclosed in the Pre-Statement of Estimated Results Announcement, or as approved by Ohsea in writing no member of the Professional Staff Group having since 31st March, 2002:

(a)	(save as between Professional Staff and wholly-owned subsidiaries of Professional Staff) issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (except for intra group issues as disclosed in the Annual Report and Accounts of Professional Staff for the year ended 31st March, 2002 or pursuant to existing share options of Professional Staff);

(b)	declared, paid or made or proposed to declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise other than a distribution by any wholly-owned subsidiary within the Professional Staff Group;

(c)	made, authorised or proposed or announced an intention to propose any merger, demerger, acquisition, disposal or transfer of assets or shares;

(d)	made, authorised or proposed or announced its intention to propose any change in its share or loan capital which is material in the context of the Professional Staff Group taken as a whole;

(e)	acquired, disposed of or transferred any material assets (other than in the ordinary course of its trading);

(f)	issued, authorised or proposed the issue of, any debentures or, except in the ordinary course of business, incurred any indebtedness or contingent liability which is material in the context of the Professional Staff Group, taken as a whole;

(g)	disposed of or transferred, mortgaged or encumbered any assets or any right, title or interest in any asset which is material in the context of the Professional Staff Group taken as a whole;

(h)	entered into, any arrangement, agreement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term or unusual nature or which involves or could involve an obligation of a nature or magnitude which is material in the context of the Professional Staff Group, taken as a whole;

(i)	entered into, varied in any material respect or terminated the terms of any service consultancy or other agreement with any director or senior executive of Professional Staff;

(j)	proposed any winding-up or had any order made for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues;

(k)	waived or compromised any claim which is material in the context of the Professional Staff Group taken as a whole;

(l)	made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees; or

(m)	entered into or offered to enter into any arrangement, agreement or commitment or passed any resolution in general meeting with respect to any of the transactions or events referred to in this paragraph;

8.	except as disclosed in writing to Ohsea prior to 15th April, 2003 or as disclosed in the Annual Report and Accounts of Professional Staff for the year ended 31st March, 2002 or as publicly announced to Nasdaq by or on behalf of Professional Staff prior to 15th April, 2003 or as disclosed in the Pre-Statement of Estimated Results Announcement, or as approved by Ohsea in writing:

(i)	there having been no material adverse change in the business, financial or trading position or profits or prospects of the Professional Staff Group, taken as a whole;

(ii)	there having been no litigation, arbitration proceedings, prosecution or other legal proceedings or investigations to which any member of the Professional Staff Group is a party (whether as plaintiff or defendant or otherwise) or is subject and no such proceedings or investigation having been threatened against any member of the Professional Staff Group which in any case is likely to have a material and adverse effect on the Professional Staff Group, taken as a whole; and

(iii)	no contingent or other liability having arisen which might be likely materially and adversely to affect the Professional Staff Group taken as a whole; and

9.	Ohsea not becoming aware after 14th April, 2003:

(i)	that the financial, business or other information publicly disclosed at any time by any member of the Professional Staff Group is misleading, contains a misrepresentation of fact which is material in the context of the Professional Staff Group taken as a whole or omits to state a fact necessary to make the information contained therein not misleading in a manner which is material in such context;

(ii)	that any member of the Professional Staff Group is subject to any liability, contingent or otherwise, which is not disclosed in the Annual Report and Accounts of Professional Staff for the year ended 31st March, 2002 which is material in the context of the Professional Staff Group, taken as a whole;

(iii)	that any past or present member of the Professional Staff Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the disposal, discharge, spillage, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human health or otherwise relating to environmental matters, which non-compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Professional Staff Group which is material in the context of the Professional Staff Group, taken as a whole; or

(iv)	that there is or is likely to be any liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Professional Staff Group under any environmental legislation, regulation, notice, circular or order of any Third Party which is material in the context of the Professional Staff Group, taken as a whole.

Ohsea reserves the right to waive all or any of conditions (4) to (9) inclusive, in whole or in part.

The Scheme will not proceed if the proposed acquisition of Professional Staff by Ohsea is referred to, or proceedings are initiated by the Competition Commission before the date of the Court Meeting.

Unless the Scheme has become effective by 13th October, 2003 (or any later date which Professional Staff and Ohsea may agree and the Court may allow) the Scheme shall not become effective.

Appendix II

Definitions

“Act”	the Companies Act 1985 (as amended)

“Board”	the board of directors of Professional Staff;

“business day”	a day (other than a Saturday or Sunday) on which banks are generally open for business in London;

“City Code”	the City Code on Takeovers and Mergers;

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”	The meeting of the Scheme Shareholders to be convened by order of the Court;

“CS Services”	CS Services Limited, a company registered in Belize;

“Deposit Agreement”	The deposit agreement dated 6th August, 1996 made between Professional Staff, the Depositary and holders from time to time of Professional Staff ADSs;

“Depositary”	The Bank of New York, 101 Barclay Street, New York, New York 10286, US;

“Effective Date”	The date on which the Scheme becomes effective in accordance with its terms;

“Enlarged Group”	Ohsea and its subsidiaries (including the Professional Staff Group following the Effective Date);

“Extraordinary General Meeting”	The extraordinary general meeting of Professional Staff to be convened in connection with the Proposals;

“Independent Directors”	Jerry C. Benjamin and John C. Maynard;

“Management”	Benjamin P. Blackden and Andrew R. Dixey;

“Meetings”	The Court Meeting and the Extraordinary General Meeting;

“Nabarro Wells”	Nabarro Wells & Co. Limited;

“Nasdaq”	the Nasdaq National Market in the US;

“Ohsea”	Ohsea Holdings Limited;

“Ohsea Shares”	“A” ordinary shares and “B” ordinary shares in the capital of Ohsea ranking pari passu in all material respects;

“Options”	Options granted under the Share Option Plans;

“Optionholders”	Holders of Options under the Share Option Plans;

“Panel”	the Panel on Takeovers and Mergers; the unaudited pre-statement of estimated results for

“Pre-Statement of Estimated Results Announcement”	the fiscal 2003 fourth quarter ended 31st March, 2003 and for the financial year ended 31st March, 2003 as announced on 14th April, 2003;

“Proposals”	the proposals set out in this document, including the proposed acquisition by Ohsea of the Scheme Shares by means of the Scheme;

“Professional Staff”	Professional Staff plc;

“Professional Staff ADSs”	American depositary shares of Professional Staff each representing one Professional Staff Share;

“Professional Staff Group”	Professional Staff and its subsidiaries; ordinary shares of 2p each in the capital of

“Professional Staff Shares”	Professional Staff, including any such shares represented by Professional Staff ADSs;

“Professional Staff Shareholders”	holders of Professional Staff Shares;

“RIS”	a Regulatory Information Services as set out in Schedule 12 of the Listing Rules of the Financial Services Authority of the United Kingdom;

“Scheme”	the scheme of arrangement proposed to be effected under section 425 of the Companies Act 1985, as amended;

“Share Exchange Agreement”	the agreement dated 8th April, 2003 and made between (amongst others) CS Services, Management and Ohsea;

“Share Option Plans”	together the Professional Staff Employee Share Option Plan and the Professional Staff Company Share Option Plan;

“US$ or “US dollars” or “$””	the lawful currency of the United States of America;

“United States” or “US”	the United States of America, its territories and possessions, any state or political subdivision of the United States of America and the District of Columbia;

“Voting Instruction Card”	the voting instruction card in respect of Professional Staff ADSs to be sent with the Scheme document for use by holders of Professional Staff ADSs;

“WestLB Panmure”	WestLB Panmure Limited.

FORM 6-K No: 0050

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFESSIONAL STAFF PLC

Date: 15th April 2003	By:

Name: Adèle Thorpe Title: Company Secretary